UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                                  FORM 11-K


      ( X )    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                 For the fiscal year ended December 31, 2009

                                     OR

      (  )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


               For the transition period from ______ to ______



                        Commission file number 1-9788



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               LANDAUER, INC.
           ------------------------------------------------------
           (Exact Name of Registrant as Specified in its Charter)



        2 Science Road, Glenwood, Illinois               60425
      ----------------------------------------         ----------
      (Address of Principal Executive Offices)         (Zip Code)



                               (708) 755-7000
            ----------------------------------------------------
            (Registrant's Telephone Number, Including Area Code)

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                          FINANCIAL STATEMENTS AND
                      REPORT OF INDEPENDENT REGISTERED
                           PUBLIC ACCOUNTING FIRM
                         DECEMBER 31, 2009 AND 2008

               LANDAUER, INC.  401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089
                        INDEX TO FINANCIAL STATEMENTS
                         December 31, 2009 and 2008



Report of Independent Registered Public Accounting Firm. . . . . . . . .   1


FINANCIAL STATEMENTS

      Statements of Net Assets Available for Benefits
          As of December 31, 2009 and 2008 . . . . . . . . . . . . . . .   2

      Statement of Changes in Net Assets Available For Benefits
          For the Year Ended December 31, 2009 . . . . . . . . . . . . .   3

      Notes to Financial Statements
          December 31, 2009 and 2008 . . . . . . . . . . . . . . . . . .   4


SUPPLEMENTAL SCHEDULE

      Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
          As of December 31, 2009. . . . . . . . . . . . . . . . . . . .  10

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Administrative Committee
Landauer, Inc. 401(k) Retirement Savings Plan
Glenwood, Illinois

We have audited the accompanying statements of net assets available for benefits of the Landauer, Inc. 401(k) Retirement Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.




                                    /s/ Crowe Horwath LLP
                                    ------------------------------
                                    Crowe Horwath LLP



Oak Brook, Illinois
June 25, 2010

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089
               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                      As of December 31, 2009 and 2008




                                                    2009         2008
                                                 ----------   ----------

ASSETS
Investments, at fair value . . . . . . . . . . . $8,724,611   $7,338,032

Receivables
     Employer contributions. . . . . . . . . . .      9,224           --
     Participant contributions . . . . . . . . .     21,264           --
                                                 ----------   ----------

Total Assets . . . . . . . . . . . . . . . . . .  8,755,099    7,338,032
                                                 ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS. . . . . . . . $8,755,099   $7,338,032
                                                 ==========   ==========












































 The accompanying notes are an integral part of these financial statements.

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                    For the Year Ended December 31, 2009




ADDITIONS TO NET ASSETS
Investment income:
    Net appreciation in fair value of investments. . . . . .  $  890,110
    Interest and dividend income . . . . . . . . . . . . . .     156,479
                                                              ----------
          Total investment income. . . . . . . . . . . . . .   1,046,589

Contributions:
    Employer . . . . . . . . . . . . . . . . . . . . . . . .     418,302
    Participant. . . . . . . . . . . . . . . . . . . . . . .     769,245
    Rollovers. . . . . . . . . . . . . . . . . . . . . . . .      15,123
                                                              ----------
          Total contributions. . . . . . . . . . . . . . . .   1,202,670
                                                              ----------

Total Additions. . . . . . . . . . . . . . . . . . . . . . .   2,249,259


DEDUCTIONS FROM NET ASSETS
Benefits paid to participants. . . . . . . . . . . . . . . .     828,677
Administrative expenses. . . . . . . . . . . . . . . . . . .       3,515
                                                              ----------
Total Deductions . . . . . . . . . . . . . . . . . . . . . .     832,192
                                                              ----------


NET INCREASE . . . . . . . . . . . . . . . . . . . . . . . .   1,417,067

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year. . . . . . . . . . . . . . . . . . . .   7,338,032
                                                              ----------

    End of year. . . . . . . . . . . . . . . . . . . . . . .  $8,755,099
                                                              ==========


























 The accompanying notes are an integral part of these financial statements.

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2009 and 2008



1.    DESCRIPTION OF THE PLAN

      The following description of the Landauer, Inc. 401(k) Retirement Savings Plan provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL

      The Plan is a defined contribution salary reduction plan covering all eligible employees of Landauer, Inc. (the "Company") who are not covered by a collective bargaining agreement and, up to April 1, 2009, who were at least 21 years of age and completed six months of service, as defined by the Plan. Effective April 1, 2009, employees who are at least 18 years of age are eligible to participate in the Plan the first day of the month following, or coinciding with, 30 days of service.

      Effective January 1, 2002, the Company amended and restated the Plan by adopting the ADP non-standardized 401(k) profit sharing plan and trust. Effective April 1, 2009, the Plan was amended, changing benefits as outlined herein. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

      CONTRIBUTIONS

      Prior to April 1, 2009, each plan participant was allowed to make pretax contributions ranging from $50 to the limits set by the Internal Revenue Service. The Company matched $3 for each $1 of the first $50 of participant salary reduction contributions for the plan year, plus $0.20 for each $1 of the next $5,000 of salary reduction contributions for the plan year.

      Effective April 1, 2009, the Plan was amended to include a qualified automatic contribution arrangement, pursuant to which all eligible employees are enrolled automatically with a 3% tax-deferred contribution rate, unless the employee elects otherwise. These contributions are invested in the Plan's default investment option. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate, or change investment elections at any time. Starting the first year after a participant is automatically enrolled in the Plan, the participant's tax-deferred contribution rate is automatically increased by 1% annually, up to a maximum of 6%. This occurs on the first day of each Plan year, and participants may decline such rate increases or elect a different rate.

      Effective April 1, 2009, each plan participant may make pretax contributions up to 80% of eligible compensation. The Company matches 50%of the first 6% of eligible compensation deferred. In addition, the Company may make annual discretionary profit sharing contributions. During 2009, the Company made a $116,916 profit sharing contribution.

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2009 and 2008



      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's salary reduction contribution, and allocations of (a) the Company's matching contribution, (b) account earnings, and (c) the Company's profit sharing contribution, if any. Each participant's account is charged with an allocation of administrative expenses paid by the Plan.

      The participants have the option to invest at their discretion into any group of investments selected by the trustees. Currently there are twenty-nine investments including: Landauer Stock Fund, one Alger fund, ten AllianceBernstein funds, one American Century Fund, two Davis funds, one Eaton Vance fund, one Federated Investors fund, five Morgan Stanley funds, three Oppenheimer funds, one Calvert fund, two Van Kampen funds, and one Victory fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING

      A participant hired prior to April 1, 2009 is 100% vested at all times in his or her account that represents the salary reduction contributions, any rollover amount accepted by the Plan on his or her behalf, the employer match, and actual earnings thereon. A participant hired after April 1, 2009 vests in Company match and profit sharing contributions at three years of service from date of hire.

      PARTICIPANT LOANS

      Participants may borrow from $500 to $50,000 or fifty percent of their account balance, whichever is less. Any loan is secured by the balance in the participant's account and bears interest at 1% over the prime rate at the time the loan is requested. Loans are required to be repaid in five years or less. Principal and interest are paid ratably through payroll deductions.

      PAYMENTS OF BENEFITS

      On termination of service due to death, disability or retirement, a participant or designated beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or equal or substantially equal annual installments payable over the participant's life expectancy. Hardship withdrawal is also permitted.

      In-service withdrawals are allowed after a participant has reached 591/2 years of age.

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2009 and 2008



2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The Plan's financial statements are prepared on the accrual basis of accounting under U.S. generally accepted accounting principles.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      The Plan's investments, excluding participant loans, are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

            Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

            Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

            Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

      In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

      The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

      REGISTERED INVESTMENT COMPANIES AND COMMON STOCK: The fair values of registered investment companies and common stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2009 and 2008



      MONEY MARKET ACCOUNTS: Fair values of money market deposit accounts have been determined to approximate their net asset values (level 2 inputs), with no discounts for credit quality or liquidity restrictions.

      The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

      Investments, other than participant loans, measured at fair value on a recurring basis are summarized below:

                                        Fair Value Measurements at
                                         December 31, 2009 Using
                                -----------------------------------------
                                Quoted Prices
                                 in Active     Significant
                                Markets for       Other      Significant
                                 Identical     Observable    Unobservable
                                  Assets         Inputs        Inputs
                                 (Level 1)      (Level 2)     (Level 3)
                                -------------  ------------  ------------
Investments:
    Money market account . . .    $       --    $   64,391    $       --
    Company stock. . . . . . .     1,915,772            --            --
    Registered investment
      companies
    -   Money market fund. . .     1,112,895            --            --
    -   Balanced . . . . . . .       364,334            --            --
    -   Blended. . . . . . . .       906,531            --            --
    -   Fixed income . . . . .       818,174            --            --
    -   Growth . . . . . . . .     2,395,023            --            --
    -   International. . . . .       453,646            --            --
    -   Lifecycle blended. . .       108,677            --            --
    -   Lifecycle equities . .       293,288            --            --
                                  ----------    ----------    ----------
Total assets at fair value . .    $8,368,340    $   64,391    $       --
                                  ==========    ==========    ==========

                                        Fair Value Measurements at
                                         December 31, 2008 Using
                                -----------------------------------------
                                Quoted Prices
                                 in Active     Significant
                                Markets for       Other      Significant
                                 Identical     Observable    Unobservable
                                  Assets         Inputs        Inputs
                                 (Level 1)      (Level 2)     (Level 3)
                                -------------  ------------  ------------
Investments
  (other than participant
    loans) . . . . . . . . . .    $7,036,004    $   53,955    $       --
                                  ==========    ==========    ==========

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2009 and 2008



      ESTIMATES

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates.

      RISKS AND UNCERTAINTIES

      The Plan invests in various investment securities that, in general, are exposed to various risks, such as interest rate, liquidity, credit risk, and overall market volatility risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

      As of December 31, 2009 and 2008, approximately 22% and 25%, respectively, of the Plan's net assets were invested in Company common stock through the Landauer Stock Fund.

      BENEFIT PAYMENTS

      Benefit payments are recorded when paid.


3.    PARTY-IN-INTEREST TRANSACTIONS

      Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in shares of certain mutual funds managed by Morgan Stanley, the Plan's investment advisor, and a money market fund managed by State Street Bank and Trust, the Trustee of the Plan. The value of these combined investments at December 31, 2009 and 2008 was $2,081,212 and $1,857,921, respectively. ADP Retirement Services provides recordkeeping and other administrative services. Fees paid by the Plan to the trustee and recordkeeper totaled $3,515 for the year ended December 31, 2009.

      The Plan also allows participants to invest their account balances in shares of Landauer, Inc. common stock through the Landauer Stock Fund. The number of shares of Landauer, Inc. common stock held by the Plan at December 31, 2009 and 2008 was 31,201 shares and 25,035 shares, respectively. The value of these shares at December 31, 2009 and 2008 was $1,915,772 and $1,835,096, respectively. Dividends of $63,798 were paid on these shares for the year ended December 31, 2009.

      The Plan also allows participants to take loans from their accounts in the Plan. These investments also qualify as party-in-interest and totaled $291,880 and $248,073 at December 31, 2009 and 2008, respectively.

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 2009 and 2008



4.    INVESTMENTS

      The following table presents investments, at fair values, which represent 5% or more of the Plan's net assets available for benefits.

                                                       December 31,
                                                     2009        2008
                                                  ----------  ----------
      Common Stock
      ------------
      Landauer, Inc. Common Stock. . . . . . . .  $1,915,772  $1,835,096

      Mutual Funds
      ------------
      Oppenheimer Small & Mid Cap Value Fund . .     459,589     310,011*
      Morgan Stanley Liquid Asset Fund . . . . .   1,112,895   1,119,622
      Morgan Stanley US Government
          Securities Fund. . . . . . . . . . . .     409,142*    404,139
      Van Kampen Growth & Income Fund. . . . . .     676,166     554,392
      Calvert Income Fund. . . . . . . . . . . .     406,513*    517,242
      Davis Opportunity Fund . . . . . . . . . .     715,125     504,329
      AllianceBernstein International
          Growth Fund. . . . . . . . . . . . . .     453,646     266,137*

      * Shown for comparative purposes only. Investment does not represent 5% or more of the Plan's net assets available for benefits.

      During 2009, the Plan's investments, including those bought, sold, and held during the year, appreciated (depreciated) in value as follows:

            Mutual funds . . . . . . . . . . . .  $1,149,010
            Common stock of the plan sponsor . .    (258,900)
                                                  ----------
                                                  $  890,110
                                                  ==========

      The Plan's investments earned interest and dividend income of $156,479 for the year ended December 31, 2009.


5.    INCOME TAX STATUS

      The Plan is relying on a favorable opinion letter dated March 31, 2008 issued to ADP, Inc., the plan document sponsor. The Plan is not required to file for an individual determination letter in addition to the opinion letter received from the Internal Revenue Service. Although the Plan has been amended from the prototype document that received the favorable opinion letter, the plan administrator believes that the Plan is designed and is being operated in accordance with the applicable requirements of the Internal Revenue Code.


6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants shall become 100% vested in their employer contributions and earnings thereon.

                LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                       Plan Number 003, EIN 06-1218089
                   FORM 5500, SCHEDULE H, PART IV, LINE 4i
                  SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                           As of December 31, 2009


(a)       (b)                      (c)                   (d)      (e)
                                                                CURRENT
    IDENTITY OF ISSUE    DESCRIPTION OF INVESTMENT      COST**   VALUE
    -----------------    -------------------------      ----   ----------

                         COMMON STOCK:

*   Landauer, Inc.       Common stock                    n/a   $1,915,772


                         MONEY MARKET FUNDS:

*   State Street Bank
      & Trust            Short Term Investment Fund      n/a       64,391


                         MUTUAL FUNDS:

    Alger                Capital Appreciation Fund       n/a      147,696
    AllianceBernstein    2015 Retirement Strategy Fund   n/a       74,947
    AllianceBernstein    2020 Retirement Strategy Fund   n/a       33,730
    AllianceBernstein    2025 Retirement Strategy Fund   n/a       62,853
    AllianceBernstein    2030 Retirement Strategy Fund   n/a      116,536
    AllianceBernstein    2035 Retirement Strategy Fund   n/a        3,305
    AllianceBernstein    2040 Retirement Strategy Fund   n/a       27,461
    AllianceBernstein    2045 Retirement Strategy Fund   n/a       76,015
    AllianceBernstein    2050 Retirement Strategy Fund   n/a        6,207
    AllianceBernstein    2055 Retirement Strategy Fund   n/a          911
    AllianceBernstein    International Growth Fund       n/a      453,646
    American Century     Government Bond Fund            n/a        1,430
    Calvert              Income Fund                     n/a      406,513
    Davis                New York Venture Fund           n/a      379,875
    Davis                Opportunity Fund                n/a      715,125
    Eaton Vance          Dividend Builder Fund           n/a       36,209
    Federated Investors  Total Return Bond Fund          n/a        1,089
*   Morgan Stanley       Cap Opportunities Fund          n/a       79,303
*   Morgan Stanley       Equally Weighted S&P 500 Fund   n/a      410,315
*   Morgan Stanley       Liquid Asset Fund               n/a    1,112,895
*   Morgan Stanley       Strategist Fund                 n/a        5,166
*   Morgan Stanley       US Government Securities Fund   n/a      409,142
    Oppenheimer          Main Street Small Cap Fund      n/a       15,225
    Oppenheimer          Quest Balanced Fund             n/a      359,168
    Oppenheimer          Small & Mid Cap Value Fund      n/a      459,589
    Van Kampen           Comstock Fund                   n/a      366,418
    Van Kampen           Growth & Income Fund            n/a      676,166
    Victory              Special Value Fund              n/a       15,633

                         OTHER:

*   Plan participants    Participant Loans (interest
                         rates from 4.25% to 9.25%)      n/a      291,880
                                                               ----------

                         Total assets held for investment      $8,724,611
                                                               ==========

 *  Represents a party-in-interest.

** All investments are participant or beneficiary directed with respect to assets allocated to individual participant accounts and therefore cost presentation is not required.

                                  SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    LANDAUER, INC. 401(k) RETIREMENT
                                    SAVINGS PLAN




Date  June 28, 2010           By    /s/ Jonathon M. Singer
                                    ----------------------------------
                                    Jonathon M. Singer
                                    Senior Vice President, Finance,
                                    Secretary, Treasurer, and
                                    Chief Financial Officer
                                    (Principal Financial and
                                    Accounting Officer)